UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Tokai Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

88907J107

(CUSIP Number)

Lauren Farrell

Chief Financial Officer

Apple Tree Partners

47 Hulfish Street, Suite 441, Princeton, NJ 08542

(609) 751-5375

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 22, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88907J107	13D	Page 2 of 16 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Apple Tree Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 7,912,079 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 7,912,079 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,912,079 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 88907J107	13D	Page 3 of 16 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Apple Tree Ventures II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 7,912,079 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 7,912,079 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,912,079 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 88907J107	13D	Page 4 of 16 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Apple Tree Partners II - Annex, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 7,912,079 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 7,912,079 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,912,079 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 88907J107	13D	Page 5 of 16 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Apple Tree Ventures II - Annex, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 7,912,079 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 7,912,079 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,912,079 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 88907J107	13D	Page 6 of 16 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Apple Tree Partners IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 7,912,079 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 7,912,079 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,912,079 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 88907J107	13D	Page 7 of 16 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). ATP III GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 7,912,079 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 7,912,079 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,912,079 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 88907J107	13D	Page 8 of 16 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Seth L. Harrison
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 212,694 shares
	8	SHARED VOTING POWER 7,912,079 shares
	9	SOLE DISPOSITIVE POWER 212,694 shares
	10	SHARED DISPOSITIVE POWER 7,912,079 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,124,773 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 88907J107	13D	Page 9 of 16 Pages

Schedule 13D

Item 1.	Security and Issuer.

This statement relates to the common stock, $.001 par value (the “Common Stock”) of Tokai Pharmaceuticals, Inc. (the “Issuer”) having its principal executive office at One Broadway, 14th Floor, Cambridge, MA 02142.

Item 2.	Identity and Background.

This statement is being filed by:

(a)	Apple Tree Partners II, L.P. (“ATP II”);

(b)	Apple Tree Ventures II, L.P. (“ATP II GP”), which is the sole general partner of ATP II;

(c)	Apple Tree Partners II - Annex, L.P. (“ATP II Annex”);

(d)	Apple Tree Ventures II - Annex, LLC (“ATP II Annex GP”), which is the sole general partner of ATP II Annex;

(e)	Apple Tree Partners IV, L.P. (“ATP IV”);

(f)	ATP III GP, Ltd. (“ATP IV GP”), which is the sole general partner of ATP IV; and

(g)	Seth L. Harrison (“Harrison”). Harrison is the sole General Partner of ATP II GP, the sole Managing Member of ATP II Annex GP and the sole Director of ATP IV GP.

The persons named in this Item 2 are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

The address of the principal business office of each Reporting Person is Apple Tree Partners, 47 Hulfish Street, Suite 441, Princeton, New Jersey 08542.

The principal business of each of ATP II, ATP II Annex and ATP IV is to make, hold and dispose of equity and equity-related investments. The principal business of ATP II GP is to act as the sole general partner of ATP II. The principal business of ATP II Annex GP is to act as the sole general partner of ATP II Annex. The principal business of ATP IV GP is to act as the sole general partner of ATP IV. The principal business of Harrison is to manage ATP II, ATP II GP, ATP II Annex, ATP II Annex GP, ATP IV and ATP IV GP.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ATP II, ATP II GP and ATP II Annex are limited partnerships organized under the laws of Delaware. ATP II Annex GP is a limited liability company organized under the laws of Delaware. ATP IV is an exempted limited partnership organized under the laws of the Cayman Islands. ATP IV GP is an exempted company organized under the laws of the Cayman Islands. Harrison is a United States citizen.

CUSIP No. 88907J107	13D	Page 10 of 16 Pages

Item 3.	Source and Amount of Funds or Other Consideration.

On September 16, 2014, the Registration Statement on Form S-1 filed with the Securities and Exchange Commission by the Issuer (File No. 333-198052) in connection with its initial public offering of 6,480,000 shares of Common Stock of the Issuer (the “IPO”) was declared effective. The closing of the IPO took place on September 22, 2014, and at such closing ATP II Annex purchased an aggregate of 237,500 shares of Common Stock at the IPO price of $15.00 per share (the “IPO Price”). In addition, prior to the IPO, ATP II Annex purchased from the Issuer in a series of private transactions (i) 10,675,613 shares of Series D-3 Preferred Stock (the “ATP II Annex Series D-3 Stock”) and (ii) 24,199,308 shares of Series E Preferred Stock (the “ATP II Annex Series E Stock”) for an aggregate purchase price of $20,930,715. Immediately prior to the closing of the IPO, the ATP II Annex Series D-3 Stock and the ATP II Annex Series E Stock automatically converted into 3,330,938 shares of Common Stock of the Issuer. ATP II Annex now holds a total of 3,568,438 shares of the Issuer’s Common Stock (the “ATP II Annex Shares”).

At the closing of the IPO, ATP IV purchased an aggregate of 125,000 shares of Common Stock (the “ATP IV Shares”) at the IPO Price.

Immediately prior to the closing of the IPO, (i) 4,500,000 shares of Series A Preferred Stock (the “ATP II Series A Stock”), (i) 798,067 shares of Series B-1 Preferred Stock (the “ATP II Series B-1 Stock”), (iii) 644,786 shares of Series B-2 Preferred Stock (the “ATP II Series B-2 Stock”), (iv) 14,604,833 shares of Series C Preferred Stock (the “ATP II Series C Stock”), (v) 8,711,335 shares of Series D-1 Preferred Stock (the “ATP II Series D-1 Stock”), (vi) 1,539,643 shares of Series D-2 Preferred Stock (the “ATP II Series D-2 Stock”) and (vii) 13,370,422 shares of Series D-3 Preferred Stock (the “ATP II Series D-3 Stock” and, collectively with the ATP II Series A Stock, the ATP II Series B-1 Stock, the ATP II Series B-2 Stock, the ATP II Series C Stock, the ATP II Series D-1 Stock and the ATP II Series D-2 Stock, the “ATP II Preferred Stock”) held by ATP II automatically converted into 4,218,632 shares of Common Stock of the Issuer. ATP II also holds an additional 9 shares of Common Stock (the “ATP II Pre-IPO Common Stock”). Prior to the IPO, the ATP II Preferred Stock and the ATP II Pre-IPO Common Stock were purchased from the Issuer in a series of private transactions for an aggregate purchase price of $24,317,295. ATP II now holds a total of 4,218,641 shares of the Issuer’s Common Stock (the “ATP II Shares” and, collectively with the ATP II Annex Shares and the ATP IV Shares, the “Total ATP Shares”).

The working capital of ATP II Annex was the source of the funds for the purchase of the ATP II Annex Shares. No part of the purchase price of the ATP II Annex Shares was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the ATP II Annex Shares.

The working capital of ATP IV was the source of the funds for the purchase of the ATP IV Shares. No part of the purchase price of the ATP IV Shares was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the ATP IV Shares.

The working capital of ATP II was the source of the funds for the purchase of the ATP II Shares. No part of the purchase price of the ATP II Shares was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the ATP II Shares.

Item 4.	Purpose of Transaction.

ATP II acquired the ATP II Shares, ATP II Annex acquired the ATP II Annex Shares and ATP IV acquired the ATP IV Shares for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, ATP II, ATP II Annex, ATP IV and other Reporting Persons may dispose of or acquire additional shares of the Issuer. Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

CUSIP No. 88907J107	13D	Page 11 of 16 Pages

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)	ATP II Annex is the record owner of the ATP II Annex Shares. As the sole general partner of ATP II Annex, ATP II Annex GP may be deemed to own beneficially the ATP II Annex Shares. As the sole Managing Member of ATP II Annex GP, Harrison may be deemed to own beneficially the ATP II Annex Shares.

ATP IV is the record owner of the ATP IV Shares. As the sole general partner of ATP IV, ATP IV GP may be deemed to own beneficially the ATP IV Shares. As the sole Director of ATP IV GP, Harrison may be deemed to own beneficially the ATP IV Shares.

ATP II is the record owner of the ATP II Shares. As the sole general partner of ATP II, ATP II GP may be deemed to own beneficially the ATP II Shares. As the sole General Partner of ATP II GP, Harrison may be deemed to own beneficially the ATP II Shares.

By virtue of their relationship as affiliated entities, whose controlling entities have the same individual controlling person, each of ATP II Annex, ATP II Annex GP, ATP IV, ATP IV GP, ATP II and ATP II GP may be deemed to share the power to direct the disposition and vote of the Total ATP Shares.

Harrison is the record owner of 212,694 shares of Common Stock (the “Harrison Shares”). Accordingly, Harrison may be deemed to be the beneficial owner of the Harrison Shares in addition to the Total ATP Shares.

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person’s cover sheet. Such percentage was calculated based on the 22,813,742 shares of Common Stock reported to be outstanding immediately after the IPO on the Issuer’s prospectus filed under Rule 424(b)(4), filed with the Securities Exchange Commission on September 18, 2014.

CUSIP No. 88907J107	13D	Page 12 of 16 Pages

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of cover sheets

(ii)	shared power to vote or to direct the vote: See line 8 of cover sheets

(iii)	sole power to dispose or to direct the disposition: See line 9 of cover sheets.

(iv)	shared power to dispose or to direct the disposition: See line 10 of cover sheets

(c)	Except as set forth in in Item 3 above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Shares beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons have entered into a lock-up agreement with the underwriters of the IPO pursuant to which the Reporting Persons have generally agreed that they will not offer, sell, pledge, contract to sell, purchase any option to sell, grant any option for the purchase of, lend, or otherwise dispose of, or force registration of, any shares of Common Stock or any securities convertible into, exercisable for or exchangeable for Common Stock of which any Reporting Person is a beneficial owner, or enter into any swap or other derivative transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of Common Stock for a period of 180 days from September 16, 2014 without the prior written consent of BMO Capital Markets Corp. and Stifel, Nicolaus & Company, Incorporated, as the representatives of the underwriters.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13D.

CUSIP No. 88907J107	13D	Page 13 of 16 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

EXECUTED this 30th day of September, 2014.

APPLE TREE PARTNERS II, L.P.

By:	Apple Tree Ventures II, L.P. General Partner

	By:	/s/ Seth L. Harrison
Seth L. Harrison
General Partner

APPLE TREE VENTURES II, L.P.

By:	/s/ Seth L. Harrison
Seth L. Harrison
General Partner

APPLE TREE PARTNERS II - ANNEX, L.P.

By:	Apple Tree Ventures II - Annex, LLC General Partner

	By:	/s/ Seth L. Harrison
Seth L. Harrison
Managing Member

APPLE TREE VENTURES II - ANNEX, LLC

By:	/s/ Seth L. Harrison
Seth L. Harrison
Managing Member

APPLE TREE PARTNERS IV, L.P.

By:	ATP III GP, Ltd.
General Partner

	By:	/s/ Seth L. Harrison
Seth L. Harrison
Director

CUSIP No. 88907J107	13D	Page 14 of 16 Pages

ATP III GP, LTD.

By:	/s/ Seth L. Harrison
Seth L. Harrison
Director

/s/ Seth L. Harrison
Seth L. Harrison